UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________
Form 8-K
_________________________________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): September 9, 2018

_________________________________________________________
Science Applications International Corporation
(Exact name of registrant as specified in its charter)
_________________________________________________________

Delaware	001-35832	46-1932921
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
12010 Sunset Hills Road, Reston, VA 20190
(Address of Principal Executive Offices) (Zip Code)
(703) 676-4300
Registrant’s telephone number, including area code
Not Applicable
(Former name or former address if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into Material Definitive Agreement
Agreement and Plan of Merger
On September 9, 2018, Science Applications International Corporation (“SAIC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Engility Holdings, Inc., a Delaware corporation (“Engility”), and Raptors Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of SAIC (the “Merger Sub”).
Pursuant to the Merger Agreement and upon the terms and subject to the conditions described therein, Merger Sub will merge with and into Engility, with Engility continuing as the surviving entity and as a wholly-owned subsidiary of SAIC (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Engility’s common stock, par value $0.01 per share ( “Engility Common Stock”), will be converted into the right to receive 0.450 of a share (the “Exchange Ratio”) of SAIC’s common stock, par value $0.0001 per share(“SAIC Common Stock”). Outstanding Engility equity awards will be converted, based upon the Exchange Ratio, into equivalent equity awards of SAIC on substantially the same terms and conditions; provided that Engility’s performance-based awards will convert into an equivalent number of SAIC time-vesting restricted stock units based on the terms of the applicable Engility award agreement. Following the Effective Time, SAIC will expand its board of directors to consist of eleven members, two of which will be Engility designees.
The Merger Agreement contains customary representations and warranties from both SAIC and Engility, each with respect to its and its subsidiaries’ businesses, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the period between the execution of the Merger Agreement and the Effective Time. Each party has resolved to call a meeting of its stockholders to approve, in the case of SAIC, the issuance of the shares of SAIC Common Stock constituting the consideration to be received by Engility’s stockholders in the Merger (the “SAIC Stockholder Approval”), and, in the case of Engility, the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Engility Stockholder Approval”). Each party’s board of directors has resolved to recommend that its stockholders vote in favor of such approvals, and not to withhold, withdraw, qualify or modify in an adverse manner, such recommendation, subject to certain limited exceptions described below.
The SAIC board of directors may change its recommendation if, as a result of a material development or change in circumstances that was not known to, or reasonably foreseeable by, the SAIC board prior to the execution of the Merger Agreement (an “Intervening Event”), the SAIC board determines in good faith (after consultation with its outside counsel and its financial advisor) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. The Engility board of directors has a similar right to change its recommendation in the event of an Intervening Event relating to Engility. The Engility board also is permitted to change its recommendation if it receives an unsolicited alternative proposal that the board determines (after consultation with outside counsel and its financial advisor) is more favorable to the Engility stockholders than the Merger, and that the failure to change its recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.
Both SAIC and Engility have agreed to customary non-solicitation covenants that prohibit them from soliciting proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative acquisition. However, if the Engility board determines in good faith (after consultation with outside counsel and its financial advisor) that an alternative acquisition proposal constitutes or could reasonably be expected to result in a “superior proposal,” and that the failure to take any action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, Engility may furnish information to, and negotiate with, the third party making such alternative proposal.
If SAIC receives an unsolicited proposal (whether for stock or cash consideration) to acquire SAIC, SAIC has the right to respond to such proposal and furnish information to and negotiate with the third party making such proposal, only if the proposal requires, as a condition to the consummation of such proposal, either that SAIC first consummate the Merger with Engility or that the Merger Agreement is terminated as a result of the Engility Stockholder Approval not being obtained.
The completion of the Merger is subject to customary conditions, including: (a) receipt of the SAIC Stockholder Approval and the Engility Stockholder Approval; (b) the termination or expiration of the Hart-Scott-Rodino waiting period; (c) the absence of any law or order from any court or governmental entity preventing or prohibiting the Merger; (d) the approval for listing by the NYSE of the SAIC Common Stock to be issued in the Merger; (e) that a registration statement on Form S-4 for the SAIC Common Stock to be issued in the Merger will have been declared effective by the Securities and Exchange Commission; (f) the receipt by Engility of a tax opinion and other certificates; (g) the representations and warranties of Engility and SAIC being true and correct, subject to the materiality standards contained in the Merger Agreement; (h) the parties having complied in all material respects with their respective obligations under the Merger Agreement; and (i) no Company Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Merger Agreement) having occurred since signing of the Merger Agreement.
The Merger Agreement provides customary termination rights for both SAIC and Engility including if (a) the Merger is not consummated by June 10, 2019 (the “Termination Date”), (b) the Engility Stockholder Approval is not obtained, (c) the SAIC Stockholder Approval is not obtained and (d) any final and non-appealable law or judgment prohibits consummation of the Merger. The Merger Agreement also provides certain termination rights for the benefit of SAIC, including (i) if Engility’s board of directors changes its recommendation in relation to the Merger or (ii) for a breach of any representation, warrant, covenant or agreement made by Engility under the Merger Agreement (subject to certain procedures and materiality exceptions). The Merger Agreement also provides certain termination rights for the benefit of Engility, including (i) if the SAIC board of directors changes its recommendation in relation to the Merger and (ii) for a breach of any representation, warranty, covenant or agreement made by SAIC under the Merger Agreement (subject to certain procedures and materiality exceptions).
Engility would be required to pay a termination fee of $50,000,000 plus SAIC’s expenses upon termination of the Merger Agreement by SAIC, if the Engility board of directors changes its recommendation that its stockholders vote in favor of the transaction or if Engility consummates an alternative acquisition proposal within twelve (12) months following the date of termination of the Merger Agreement as a result of failing to (i) consummate the transaction prior to the Termination Date or (ii) obtain the Engility Stockholder Approval; provided that an acquisition proposal was publicly made and not withdrawn prior to such termination. SAIC’s expenses have been fixed at $10,000,000.
SAIC would be required to pay a termination fee of $100,000,000 plus Engility’s expenses upon termination of the Merger Agreement by Engility, if the SAIC board of directors changes its recommendation that its stockholders vote in favor of the transaction or if SAIC consummates an alternative acquisition proposal within twelve (12) months following the date of termination of the Merger Agreement as a result of failing to (i) consummate the transaction prior to the Termination Date or (ii) obtain the SAIC Stockholder Approval; provided that an acquisition proposal was publicly made and not withdrawn prior to such termination. Engility’s expenses have been fixed at $10,000,000.
Voting Agreement
In addition, on September 9, 2018, pursuant to the terms of the Merger Agreement, Birch Partners, L.P. a Delaware limited partnership (“Birch”), entered into a Voting Agreement (the “Voting Agreement”) with SAIC and Engility and, for purposes of certain sections thereof, certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and certain investment funds affiliated with General Atlantic LLC (“GA”). Birch owns 17,920,892 shares, or approximately 48.48% of the total outstanding shares, of Engility’s Common Stock as of September 5, 2018 (such shares, the “Covered Shares”).
Subject to the terms and conditions set forth in the Voting Agreement, Birch has agreed, among other things, to vote the Covered Shares in favor of the adoption of the Merger Agreement to fullest extent Birch is permitted to do so under the existing Stockholders Agreement, dated as of February 26, 2015, among Engility, Birch and, for certain limited purposes set forth therein, KKR and GA, as amended by that First Amendment to the Stockholders Agreement, dated February 28, 2018 (as amended, the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, Birch is entitled to vote 30% of the total outstanding shares of Engility Common Stock in favor of the adoption of the Merger Agreement. In addition, under the Stockholders Agreement, Birch is obligated to vote its shares of Engility Common Stock in excess of 30% of the total outstanding shares of Engility Common Stock in the same manner as, and in the same proportion to, all shares of Engility Common Stock voted by holders of Engility Common Stock (excluding those votes of Birch that represent up to 30% of all issued and outstanding shares of Engility Common Stock).
The Voting Agreement also restricts Birch, among other things, from transferring or agreeing to transfer any of the Covered Shares during its term, except to an equityholder of Birch who agrees to be bound by the terms and conditions of the Voting Agreement. Birch, GA and KKR are also restricted from initiating or engaging in discussions or solicitations, or encouraging inquiries, with respect to alternate transactions involving Engility. The Voting Agreement terminates upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) if the Engility board changes its recommendation to its stockholders to vote in favor of the Merger and (iv) if the Merger Agreement is amended without the prior written consent of Birch which amendment either reduces the amount or changes the form of the merger consideration to be received by Engility stockholders or otherwise materially adversely affects Birch.
The foregoing descriptions of the Merger Agreement and Voting Agreement are not complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and the Voting Agreement, which is filed as Exhibit 2.2 hereto, both of which are incorporated herein by reference.
Important Statement regarding the Merger Agreement. The Merger Agreement has been included to provide investors with information regarding terms of the Merger and related transactions. It is not intended to provide any other factual information about SAIC, Engility, or their respective subsidiaries or affiliates. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations, qualifications or other particulars agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts or made for other purposes, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Engility’s or SAIC’s public disclosures.
Commitment Letter
In connection with entry into the Merger Agreement, we entered into a debt commitment letter, dated as of September 9, 2018 (the “Commitment Letter”), with Citigroup Global Markets Inc. (“Citibank”), pursuant to which, subject to the terms and conditions set forth therein, Citibank has committed to provide us with a new seven-year senior secured $1.05 billion Term Loan B structured as an incremental facility under our existing credit agreement. The proceeds of this new financing will be used to repay Engility’s existing credit facility and outstanding notes. The funding of the secured credit facility provided for in the Commitment Letter is subject to the satisfaction of the conditions set forth therein, including consummation of the proposed merger with Engility.
The foregoing description of the Commitment Letter is not complete and is qualified in its entirety by reference to the Commitment Letter, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.
Item 8.01 Other Events.
On September 10, 2018, SAIC and Engility issued a joint press release announcing that they have entered into the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
On September 10, 2018, SAIC provided a powerpoint presentation providing supplemental information about the Merger to its investors, a copy of which is attached hereto as Exhibit 99.2.
Item 9.01 Financial Statements and Exhibits
(d) Exhibits.

Exhibit Number	Description of Exhibit

2.1
Agreement and Plan of Merger, dated September 9, 2018, by and among Science Applications International Corporation, Inc., a Delaware corporation, Engility, a Delaware corporation, and Raptors Merger Sub, Inc., a Delaware corporation.*

2.2
Voting Agreement dated as of, September 9, 2018, by and among Science Applications International Corporation, Inc., and Engility Holdings, Inc., and with General Atlantic Partners 85, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG and KKR 2006 Fund L.P., KKR Partners III, L.P., OPERF Co-Investment LLC and 8 North America Investor L.P.

10.1	Commitment Letter, dated as of September 9, 2018, by Citigroup Global Markets Inc. to Science Applications International Corporation, Inc.
99.1	SAIC and Engility Joint Press Release, dated September 10, 2018.
99.2	Investor Relations Presentation, dated September 10, 2018.

*
Schedules and other similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules and other similar attachments upon request by the Securities and Exchange Commission.

No Offer or Solicitation
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Additional Information and Where to Find It
In connection with the proposed acquisition of Engility, SAIC will file with the SEC a registration statement on Form S-4 to register the shares of SAIC common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of SAIC and Engility seeking their approval of the proposed transaction.
WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SAIC, ENGILITY, AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SAIC at its website, www.saic.com, or from Engility at its website, www.engility.com.

Participants in Solicitation
SAIC, Engility, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of SAIC and Engility in connection with the proposed transaction. Information about SAIC’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 29, 2018 and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 25, 2018. Information about Engility’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 2, 2018, and the proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 13, 2018. Investors may obtain more detailed information regarding the direct and indirect interests of SAIC, Engility, and their respective executive officers and directors in the transaction by reading the preliminary and definitive joint proxy statement/prospectus regarding the transaction, which will be filed with the SEC.
Forward-Looking Statements
Certain statements in this written communication contain or are based on “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995 that involves risks and uncertainties concerning the proposed transaction between SAIC and Engility, SAIC’s and Engility’s expected financial performance, and SAIC’s and Engility’s strategic and operational plans. In some cases, you can identify forward-looking statements by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” and similar words or phrases. Forward-looking statements in this written communication include, among others, statements regarding benefits of the proposed acquisition (including anticipated future financial operating performance and results), estimates of future revenues, operating income, earnings, earnings per share, charges, backlog, outstanding shares and cash flows, as well as statements about future dividends, share repurchases and other capital deployment plans. These statements reflect our belief and assumptions as to future events that may not prove to be accurate. Actual performance and results may differ materially from the forward-looking statements made in this written communication depending on a variety of factors, including: the possibility that the transaction will not close or that the closing may be delayed; the possibility that SAIC or Engility may be unable to obtain stockholder approval as required for the transaction or that the other conditions to the closing of the transaction may not be satisfied; the risk that Engility will not be integrated successfully into SAIC following the consummation of the acquisition and the risk that revenue opportunities, cost savings, synergies and other anticipated benefits from the merger may not be fully realized or may take longer to realize than expected, diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from the acquisition, difficulties in entering markets in which we have previously had limited direct prior experience, the potential loss of customers and other business partners following announcement of the acquisition, our ability to obtain financing on anticipated terms, compliance with new bank financial and other covenants, assumption of the known and unknown liabilities of the acquired company, recordation of goodwill and nonamortizable intangible assets subject to regular impairment testing and potential impairment charges, incurrence of amortization expenses related to certain intangible assets, assumption that we will enjoy material future tax benefits acquired in connection with the acquisition, developments in the U.S. government defense and intelligence community budgets, including budget reductions, implementation of spending cuts (sequestration) or changes in budgetary priorities; delays in the U.S. government budget process or approval to raise the U.S. debt ceiling; delays in the U.S. government contract procurement process or the award of contracts; delays or loss of contracts as result of competitor protests; changes in U.S. government procurement rules, regulations and practices; our compliance with various U.S. government and other government procurement rules and regulations; governmental reviews, audits and investigations of our company; our ability to effectively compete and win contracts with the U.S. government and other customers; our ability to attract, train and retain skilled employees, including our management team, and to retain and obtain security clearances for our employees; our ability to accurately estimate costs associated with our firm-fixed-price and other contracts; cybersecurity, data security or other security threats, systems failures or other disruptions of our business; resolution of legal and other disputes with our customers and others or legal or regulatory compliance issues, including in relation to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; our ability to effectively deploy capital and make investments in our business; our ability to maintain relationships with prime contractors, subcontractors and joint venture partners; our ability to manage performance and other risks related to customer contracts; the adequacy of our insurance programs designed to protect us from significant product or other liability claims; our ability to declare future dividends based on our earnings, financial condition, capital requirements and other factors, including compliance with applicable laws and contractual agreements; and our ability to execute our business plan and long-term management initiatives effectively and to overcome these and other known and unknown risks that we face. These are only some of the factors that may affect the forward-looking statements contained in this written communication. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors, nor can we predict the impact of each such factor on the proposed transaction or the combined company. For further information concerning risks and uncertainties associated with our business, please refer to the filings on Form 10-K, 10-Q and 8-K that we or Engility make from time to time with the SEC, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings” sections of our and Engility’s Annual Report on Form 10-K which may be viewed or obtained through the Investor Relations section of our web site at www.investors.saic.com or Engility’s web site at www.engility.com.
All information in this written communication is as of the date hereof. SAIC and Engility expressly disclaims any duty to update any forward-looking statement provided in this written communication to reflect subsequent events, actual results or changes in SAIC’s or Engility’s expectations. SAIC and Engility also disclaims any duty to comment upon or correct information that may be contained in reports published by investment analysts or others.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: September 10, 2018
Science Applications International Corporation

By:	/s/ Steven G. Mahon
Steven G. Mahon
Executive Vice President, General Counsel and Corporate Secretary